Exhibit 99.1

Trina Solar Responds to U.S. Department of Commerce’s Announcement of Preliminary Findings in Antidumping Investigations on Certain Solar Energy Products Originating in Mainland China and Taiwan

CHANGZHOU, China, July 29, 2014 — Trina Solar Limited (“Trina Solar” or “Company”) notes the preliminary findings on July 25, 2014 by the U.S. Department of Commerce relating to the antidumping duty investigations concerning imports into the United States of certain crystalline silicon photovoltaic products from mainland China and Taiwan. Trina Solar is one of the China-based suppliers of these products to the United States.

The U.S. Department of Commerce preliminarily determined that certain crystalline silicon photovoltaic products from mainland China and Taiwan have been sold in the United States at dumping margins ranging from 26.33% to 58.87% and from 27.59% to 44.18%, respectively. Trina Solar was a compulsory respondent to the China investigation in which it received a preliminary dumping margin of 26.33%, the lowest among the Chinese exporters.

Trina Solar opposes the preliminary findings and believes the allegations made by SolarWorld are contrary to the principles of free and fair trade and are unfounded. The Company continues to actively defend its position in these administrative proceedings and remains committed to serving its many customers and business partners in the United States where Trina Solar has built a solid and long-standing reputation for high quality products and services. Trina Solar believes that because of its competitive cost structure, in house manufacturing capacities, global strategies, strong brand image and quality products and global strategies, it will continue to grow its business in the United States and to play an important role in the U.S. market.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The Company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements, other than statements of historical fact, in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Teresa Tan, CFO Phone: + (86) 519-8517-6823 (Changzhou)	Brunswick Group Ilse Schache Email: trina@brunswickgroup.com Phone: + (86) 10-5960-8600 (Beijing)
Yvonne Young Head of Investor Relations Phone: + (86) 519-8517-6878 (Changzhou) Email: ir@trinasolar.com